PROXY RESULTS
During the six months ended June 30, 2007, Cohen &
Steers Total Return Realty Fund, Inc. shareholders voted on the following proposals at the annual meeting held on April 19, 2007. The description of each proposal and number of shares voted are as follows:


			Shares Voted	Authority
				For	Withheld
To Elect Directors
Martin Cohen		 8,638,706 	 86,129
Richard J. Norman	 8,636,646 	 88,189
Frank K. Ross		 8,638,461 	 86,374